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- EXHIBIT 99.1



CONVERSION OF OVERSEAS DEPOSITARY RECEIPTS (DRS) INTO UNDERLYING SHARES

Please be advised that Overseas Depositary Receipts (DRs) have converted into Underlying Shares at the request of the DR's shareholders from November 29, 2002 to December 8, 2003 as followings


(STATUS OF DRS)

                                                                                 (Unit:share)
---------------------------------------------------------------------------------------------
                                                       Number of DRs
                  Number of         Balance of        Converted since       Balance of DRs at
Class of DRs     Shares to be    DRs at previous    previous disclosure          current
                  delivered      disclosure date           date              disclosure date
---------------------------------------------------------------------------------------------
ADR               1,488,592         21,370,622           3,141,200             19,882,030
---------------------------------------------------------------------------------------------


-REFERENCE-

1. One share of ADR (American Depositary Receipts) is equal to four shares of Underlying Share.

2. Period during which Depositary Receipts (DRs) have converted into Underlying Shares and Underlying Shares have converted into Overseas Depositary Receipts (DRs): November 29, 2002 - December 8, 2003

     - The total of Conversion of Overseas Depositary Receipts (DRs) into Underlying Shares: 3,141,200 shares

     - The total of Conversion of Underlying Shares into Overseas Depositary Receipts (DRs): 1,652,608 shares